Mail Stop 3561

September 28, 2007

Via U.S. Mail and Facsimile

Gerald L. Detter
Chief Executive Officer
Quality Distribution, Inc.
3802 Corporex Park Drive
Tampa, Florida 33619

      RE: Quality Distribution, Inc.
             Form 10-K for the fiscal year ended December 31, 2006

             File No. 000-24180

Dear Mr. Detter:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

             Sincerely,

             Linda Cvrkel
             Branch Chief

Via facsimile: Timothy B. Page, Chief Financial Officer
                (813) 630-1537